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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ILOG S.A.
(Name of Subject Company (Issuer))

CITLOI S.A.S.
(Offeror)
An indirect wholly-owned subsidiary of
 INTERNATIONAL BUSINESS MACHINES CORPORATION
(Parent of Offeror)
(Names of filing persons (identifying status as offeror, issuer or other person))

Ordinary Shares,
nominal value €1.00 per Ordinary Share
and
American Depositary Shares,
each representing one Ordinary Share
(Title of Class of Securities)

FR0004042364
452360100
(CUSIP Number of Class of Securities)

Andrew Bonzani, Esq.
Vice President, Assistant General Counsel and Secretary
International Business Machines Corporation
Armonk, New York 10504
(914) 499-1900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London, EC2Y 9HR, England
011 44 (0) 207 453 1000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
U.S.$34,521,598	U.S.$1,357

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated on the basis of (i) the offer price of (a) €10.00 for each of the 1,955,638 American Depositary Shares outstanding; (b) €10.00 for each of the 532,536 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"); (c) €0.50 for each of the 16,000 2003 warrants no1 held by U.S. holders; (d) €0.50 for each of the 8,000 2003 warrants no2 held by U.S. holders; (e) €0.65 for each of the 30,000 2004 warrants held by U.S. holders; (f) €0.50 for each of the 32,000 2005 warrants held by U.S. holders; (g) €0.83 for each of the 32,000 2006 warrants held by U.S. holders; and (h) €1.93 for each of the 16,000 2007 warrants held by U.S. holders, and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 3, 2008) of U.S.$1.3816 for one euro. The number of American Depositary Shares outstanding, and the number of ordinary shares and warrants held by U.S. holders, is based on information provided to the Offeror by ILOG S.A.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2008, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement filed under cover of Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by CITLOI S.A.S., a société par actions simplifiée organized under the laws of the Republic of France ("Purchaser") and an indirect, wholly-owned subsidiary of International Business Machines Corporation, a New York corporation ("Parent"), to acquire for cash all outstanding ordinary shares of ILOG S.A., a société anonyme organized under the laws of the Republic of France ("ILOG"), nominal value €1.00 ("Shares"), including Shares held in treasury by ILOG or its subsidiaries and Shares represented by American Depositary Shares ("ADSs"), including any dividend payable for the fiscal year ended June 30, 2008, as well as all outstanding warrants issued by ILOG ("Warrants"), through concurrent offers in the United States (the "U.S. Offer") and in France (the "French Offer" and, together with the U.S. Offer, the "Offers"). In the U.S. Offer, Purchaser is seeking to acquire all outstanding Shares and Warrants held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), as well as all outstanding ADSs held by holders wherever located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated October 14, 2008 (the "U.S. Offer to Purchase"), the ADS letter of transmittal (the "ADS Letter of Transmittal") and the forms of acceptance for Shares and Warrants (the "Forms of Acceptance"), copies of which are attached hereto as Exhibit (a)(1)(A), Exhibit (a)(1)(B), Exhibit (a)(1)(F) and Exhibit (a)(1)(I), respectively. This Schedule TO is being filed on behalf of Parent and Purchaser.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the U.S. Offer to Purchase entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The information set forth in the section of the U.S. Offer to Purchase entitled "THE TENDER OFFER—5. Certain Information Regarding ILOG" is incorporated herein by reference.

        (b)   The information set forth in the section of the U.S. Offer to Purchase entitled "INTRODUCTION" is incorporated herein by reference.

        (c)   The information set forth in the section in the U.S. Offer to Purchase entitled "THE TENDER OFFER—7. Price Range of Shares and ADSs; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   through (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the U.S. Offer to Purchase entitled "THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser" and in Schedule A to the U.S. Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the U.S. Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the U.S. Offer to Purchase entitled "THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser," "THE TENDER OFFER—10. Background of the Offers; Contacts with ILOG" and "THE TENDER OFFER—13. Certain Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the U.S. Offer to Purchase entitled "THE TENDER OFFER—11. Purpose of the Offers and Plans for ILOG," "THE TENDER OFFER—12. Certain

Effects of the Offers" and "THE TENDER OFFER—14. Dividends and Distributions" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section of the U.S. Offer to Purchase entitled "THE TENDER OFFER—9. Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections of the U.S. Offer to Purchase entitled "THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser" and "THE TENDER OFFER—13. Certain Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the U.S. Offer to Purchase entitled "THE TENDER OFFER—17. Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the sections of the U.S. Offer to Purchase entitled "THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser," "THE TENDER OFFER—10. Background of the Offers; Contacts with ILOG," "THE TENDER OFFER—11. Purpose of the Offers and Plans for ILOG" and "THE TENDER OFFER—13. Certain Agreements" is incorporated herein by reference.

        (a)(2)  The information set forth in the sections of the U.S. Offer to Purchase entitled "SUMMARY TERM SHEET," "INTRODUCTION," "THE TENDER OFFER—11. Purpose of the Offers and Plans for ILOG," "THE TENDER OFFER—15. Certain Conditions to the Offers; Withdrawal of the Offers" and "THE TENDER OFFER—16. Required Regulatory Approvals; Certain Legal Matters" is incorporated herein by reference.

        (a)(3)  The information set forth in the sections of the U.S. Offer to Purchase entitled "THE TENDER OFFER—15. Certain Conditions to the Offers; Withdrawal of the Offers" and "THE TENDER OFFER—16. Required Regulatory Approvals; Certain Legal Matters" is incorporated herein by reference.

        (a)(4)  The information set forth in the section of the U.S. Offer to Purchase entitled "THE TENDER OFFER—12. Certain Effects of the Offers" is incorporated herein by reference.

        (a)(5)  None.

        (b)   The information set forth in the U.S. Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	U.S. Offer to Purchase dated October 14, 2008.
(a)(1)(B)	ADS letter of transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)	Form of acceptance for ordinary shares.
(a)(1)(G)	Technical Notice to French Financial Intermediaries and U.S. Custodians.
(a)(1)(H)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(I)	Form of acceptance for warrants.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued by Parent and ILOG on July 27, 2008 (incorporated herein by reference to the Schedule TO-C filed by Parent on July 27, 2008).
(a)(5)(B)	Press Release issued by Parent on October 14, 2008.
(a)(5)(C)	Summary Advertisement as published in The Wall Street Journal on October 14, 2008.
(b)	Not applicable.
(d)(1)	Memorandum of Understanding between Parent and ILOG dated July 27, 2008.
(d)(2)	Letter Agreement between Parent and ILOG dated June 19, 2008.
(d)(3)	Confidentiality Agreement between Parent and ILOG dated November 30, 2006.
(d)(4)	Undertaking to tender between Parent and INRIA—Transfert dated July 27, 2008.
(d)(5)	Undertaking to tender between Parent and SAP AG dated July 27, 2008.
(g)	None.
(h)	None.

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITLOI S.A.S.
By	/s/ OLOF RUDBECK
Name: Olof Rudbeck
Title: President
Date: October 14, 2008
INTERNATIONAL BUSINESS MACHINES CORPORATION
By	/s/ ANDREW BONZANI
Name: Andrew Bonzani
Title: Vice President, Assistant General Counsel and Secretary
Date: October 14, 2008

Exhibit	Exhibit Name
(a)(1)(A)	U.S. Offer to Purchase dated October 14, 2008.
(a)(1)(B)	ADS letter of transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)	Form of acceptance for ordinary shares.
(a)(1)(G)	Technical Notice to French Financial Intermediaries and U.S. Custodians.
(a)(1)(H)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(I)	Form of acceptance for warrants.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued by Parent and ILOG on July 27, 2008 (incorporated herein by reference to the Schedule TO-C filed by Parent on July 27, 2008).
(a)(5)(B)	Press Release issued by Parent on October 14, 2008.
(a)(5)(C)	Summary Advertisement as published in The Wall Street Journal on October 14, 2008.
(b)	Not applicable.
(d)(1)	Memorandum of Understanding between Parent and ILOG dated July 27, 2008.
(d)(2)	Letter Agreement between Parent and ILOG dated June 19, 2008.
(d)(3)	Confidentiality Agreement between Parent and ILOG dated November 30, 2006.
(d)(4)	Undertaking to tender between Parent and INRIA—Transfert dated July 27, 2008.
(d)(5)	Undertaking to tender between Parent and SAP AG dated July 27, 2008.
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information required by Schedule 13E-3.
SIGNATURE